Russell Investments Financial Services, LLC
Statement of Financial Condition
December 31, 2019

Russell Investments Financial Services, LLC
Index
December 31, 2019



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Russell Investments Financial Services, LLC

Opinion on the Financial Statement - Statement of Financial Condition

We have audited the accompanying statement of financial condition of Russell Investments Financial Services, LLC (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Significant Transactions with Related Parties

As discussed in the notes to the financial statement, the Company has entered into significant transactions with related parties.

PricewaterhouseCoopers LLP

Seattle, Washington
February 26, 2020

We have served as the Company's auditor since 1993.

PricewaterhouseCoopers LLP, 1420 Fifth Avenue, Suite 2800, Seattle, WA 98101
T: (206) 398 3000, F: (206) 398 3100, www.pwc.com/us

Russell Investments Financial Services, LLC
Statement of Financial Condition
December 31, 2019

Assets		
Cash and cash equivalents	$	20,986,425
Distribution fees receivable		1,633,946
Prepaid expenses and other		530,269
Deferred income taxes		14,111,198
Fixed assets, net		455,529
Right of use assets, net		1,103,245
Total assets	$	38,820,612
Liabilities and Member's Equity		
Liabilities		
Distribution fees payable	$	3,229,309
Administrative fees payable		6,137,248
Compensation payable		1,697,810
Due to affiliates		3,187,276
Accrued expenses and other liabilities		1,300,873
Operating lease liabilities		1,232,520
Incentive compensation liabilities		22,744
Total liabilities		16,807,780
Commitments, guarantees and contingencies (Notes 8, 10 and 11)		
Member's equity		
Member's equity	$	18,777,703
Retained earnings		3,235,129
Total member's equity		22,012,832
Total liabilities and member's equity	$	38,820,612

The accompanying notes are an integral part of these financial statements.

1.   **Nature of Business and Summary of Significant Accounting Policies**

Nature of Business
Russell Investments Financial Services, LLC, a Washington limited liability company (the "Company"), is a wholly owned subsidiary of Russell Investments Management, LLC ("RIM", "Parent" or "Member"), which is part of Russell Investments, the marketing name used to represent Russell Investments Group Ltd ("Russell Investments Group") and its global subsidiaries. RIM is a wholly owned subsidiary of Russell Investments US Retail Holdco, Inc. ("RIURH"), which is ultimately owned by Russell Investments Group.

The Company is a Limited Liability Company ("LLC"). Liabilities of the Company are not the liabilities of its Member beyond the extent of the Member's equity in the Company.

The Company, a broker-dealer registered pursuant to the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation ("SIPC"). The Company engages in the sale of redeemable shares of registered investment companies and direct participation programs in the United States of America.

Russell Investment Company ("RIC") and Russell Investment Funds ("RIF") are registered investment companies affiliated with the Parent and Russell Investments. The Company has entered into a distribution agreement with RIC and RIF. The Company has also entered into a sales support agreement and a shareholder servicing agreement with RIC.

Risks and Uncertainties
Volatility and disruption of the capital and credit markets, adverse changes in the US and global economy and political uncertainty, may significantly affect the Company's results of operations and may put pressure on the Company's financial results.

The business and regulatory environments in which the Company operates remain complex, uncertain and subject to change. The Company is subject to various laws, rules and regulations globally that impose restrictions, limitations and registration, reporting and disclosure requirements on its business and add complexity to its compliance operations. Legislative and regulatory changes, regulatory risk alerts and industry intelligence relating to regulatory examinations continue to drive analysis and enhancements of the Company's control systems, business development and oversight programs.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are inherent in the preparation of the financial statements. Actual results could differ materially from those estimates.

Adoption of New Accounting Pronouncements
In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2016-02, "Leases" (Topic 842). Topic 842 requires that lessees recognize lease assets and lease liabilities on the statement of financial condition for all leases with a lease term greater than 12 months. The company adopted the leases standard on January 1, 2019 using the modified retrospective approach and applied the package of practical expedients provided in Topic 842. The company recorded a right-of-use ("ROU") asset of approximately $1,453,152 and lease liability of approximately $1,650,586, primarily related to real estate operating leases on January 1, 2019 with no cumulative-effect adjustment to opening retained earnings. The impact of the adoption of the standard on the Statement of Operations for the year ended December 31, 2019 was not material. The company continues to recognize lease expenses on a straight-line basis over the lease

term. The initial recognition of the ROU asset and lease liability represented a non-cash activity related to the statement of cash flows.

Cash and Cash Equivalents
Cash and cash equivalents consist of nonconsolidated sponsored money market funds and deposits with financial institutions and are carried at cost. Due to the short-term nature and liquidity of these financial instruments, the carrying values of these assets approximate fair value. The Company considers all money market funds and instruments with original maturities of three months or less at the purchase date as cash equivalents.

Cash is held at financial institutions in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company conducts ongoing evaluations of the creditworthiness of the financial institutions with which it does business.

Fixed Assets
Fixed assets are reported at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method. Furniture and equipment are depreciated over estimated useful lives ranging from three to seven years. Capitalized software includes purchased and internally developed software. Purchased software is amortized over three years using the straight-line method. Internally developed software represents internal and external costs incurred to develop internal use software during the application development stage. Once the internal use software is ready for its intended use, the accumulated development costs are amortized over three years using the straight-line method. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining life of the lease. When fixed assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the respective accounts and the resulting gains or losses are included in income from operations. Repair and maintenance costs are expensed as incurred.

Leases
The Company recognizes and measures its leases in accordance with Topic 842. The Company is a lessee in several noncancelable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at the inception of a contract and when the terms of an existing contract changes. The Company recognizes a lease liability and a ROU asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) prepaid (accrued) lease payments, less the unamortized balance of lease incentives, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the term of the lease.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, to account for each separate lease component of a contract and its associated non-lease components as a single lease component.

Fair Value Measurements

In accordance with the authoritative guidance on fair value measurements and disclosures under GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The fair value disclosure framework prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value into three broad levels. In some instances, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics and other factors. The level in the fair value hierarchy within which the fair value measurement in its entirety falls shall be determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The categorization within the hierarchy is based upon the pricing transparency of the financial asset or liability and does not necessarily correspond to the Company's perceived risk or liquidity. See Note 3.

Revenue Recognition

The recognition and measurement of revenue is based on the assessment of contracts with customers. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Revenue is recognized upon transfer of control of promised services to customers in an amount that reflects consideration to which the Company expects to be entitled in exchange for those services. The Company enters into contracts that contain a single performance obligation. In determining the transaction price, the Company considers multiple factors, including whether constraints on variable consideration should be applied due to uncertain future events.

<u>Distribution and shareholder servicing fee revenue</u>

Distribution and shareholder servicing fee revenue represents distribution and sales and marketing activities performed for affiliates. Compensation for this performance obligation is generally calculated as a percentage of the Assets Under Management ("AUM"). This performance obligation is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. The Company is the principal in these arrangements as it is responsible for providing the distribution, sales and marketing services.

<u>Sales commissions revenue</u>

Sales commissions revenue primarily consists of underwriting and sponsorship fees, as well as front-end and deferred sales charges, of affiliated mutual funds. Compensation for these performance obligation is generally calculated as a percentage of the amount of the investment in the affiliated mutual funds. This performance obligation is satisfied at the point in time the transactions occur. The Company is the principal in these arrangements as it is responsible for providing the services.

<u>Contract Balances</u>

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records receivables when revenue is recognized prior to payment and it has an unconditional right to payment.

Accounts are deemed past due based on payment terms. The Company writes off delinquent accounts to the extent and at the time they are deemed to not be recoverable. There was no allowance for uncollectible accounts at December 31, 2019. The Company did not record any bad debt expense for the year ended December 31, 2019.

Income Taxes

The Company is a single-member limited liability company classified as a disregarded entity and is included in the U.S federal and separate and combined state income tax returns with RIURH. RIURH allocates these

income taxes to the Company using the separate return method. Federal income taxes payable are included in due to affiliates. The Company is required to file as a standalone entity in certain states. State income taxes payable are included in due to affiliates and accrued expenses and other liabilities. State income taxes receivable are included in prepaid expenses and other.

Consistent with the separate company method, and other than described above, deferred tax assets and liabilities are recorded for temporary differences between the tax basis of the Company's assets and liabilities and the reported amounts in the consolidated financial statements using the statutory tax rates in effect for the year when the reported amount of the asset or liability is expected to be recovered or settled, respectively. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date. For each tax position taken or expected to be taken in a tax return, the Company determines whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. The Company recognizes the accrual of tax and interest on uncertain tax positions as a component of income tax expense.

2. Fixed Assets

Fixed assets consist of the following balances at December 31, 2019:

Software	$	997,699
Furniture and equipment		360,609
Leasehold improvements		1,516,523
		2,874,831
Accumulated depreciation and amortization		(2,419,302)
	$	455,529

Depreciation and amortization expense related to fixed assets was $53,567 for the year ended December 31, 2019.

3. Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Company carries at fair value on a recurring basis in the statement of financial condition investments in money market mutual funds. The Company measures the fair value of its money market mutual funds using a market approach based on the published net asset value per share.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories based on the lowest level of input that is significant to the fair value measurement in its entirety:

Level 1 Inputs are quoted prices (unadjusted) in active markets or exchanges for identical assets or liabilities. Investments included in this category include the money market mutual funds.

Level 2 Inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3 Inputs are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for

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situations in which there is little, if any, market activity for the asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation. Assumptions used by the Company due to the lack of observable inputs may significantly impact the resulting fair value and therefore the Company's results of operations.

Fair Value Tabular Disclosures

The following table summarizes the valuation of the Company's assets measured at fair value on a recurring basis using the fair value hierarchy levels as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Assets				
Money market mutual funds	$ 20,986,425	$ —	$ —	$ 20,986,425

4. Current and Deferred Income Taxes

The tax effects of temporary differences that gave rise to the net deferred income tax assets as of December 31, 2019 are presented below:

Deferred income tax assets		
Tax deductible goodwill	$	13,942,190
Operating lease liability	$	302,596
Depreciation of fixed assets		54,123
Other		83,146
Total deferred income tax assets		14,382,055
Deferred income tax liability		
Right of use assets		(270,857)
Total deferred income tax liability		(270,857)
Total deferred income tax assets, net	$	14,111,198

Deferred tax assets include tax deductible goodwill resulting from a deemed asset purchase of the Company in 2016. Reductions to the deferred tax assets from the amortization of the tax deductible goodwill are presented as a deemed capital distribution in the statement of changes in member's equity.

Federal income taxes due to RIM as of December 31, 2019 are $357,163 and are included in due to affiliates. State income taxes payable as of December 31, 2019 are $802,597 and are included in accrued expenses and other liabilities.

The Company remains subject to examination by state jurisdictions for the period ending December 31, 2016. The Company's predecessor, Russell Financial Services, Inc., remains subject to examination by certain state jurisdictions for certain years subsequent to and including 2014.

As of December 31, 2019, the Company has gross unrecognized tax benefits of $351,695. The Company recognized $38,617 in interest and penalties on amounts due to tax authorities, as a component of income tax expense, for the year ended December 31, 2019.

The Company does not believe it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

5. **Benefit Plans**

    Retirement Plan
    The Company participates in the Russell Investments Retirement Plan (the "Plan"), a defined contribution plan covering eligible employees. The Plan is sponsored by Russell Investments Group, LLC. ("RI"), a subsidiary of Russell Investments Group, and allows for contributions to be made out of the Company's net operating profits at the discretion of RI's Board of Directors. Employees may also contribute a percentage of their compensation as defined by the Plan. The Company's contribution to the Plan was $929,054 and is included in compensation and benefits expense for the year ended December 31, 2019.

6. **Related Party Transactions**

    Related parties include affiliated funds and affiliated entities. Amounts due to and from affiliated entities and substantially all of the Company's revenues and receivables as well as some operating expenses are from related parties.

    Under a joint paymaster and a joint purchasing agreement, RI processes payroll transactions and payments for the direct expenses of the Company. The Company reimburses RI monthly for these expenses. Amounts payable to RI for these charges are $1,708,173 at December 31, 2019 and are included in due to affiliates. Affiliated rent expense and occupancy charges under this agreement were $716,607 for the year ended December 31, 2019.

    The Company is charged for general administrative and executive support services provided by affiliated entities. The amount recorded for the year ended December 31, 2019 was $13,822,798. The amount due to RI is $1,353,801 at December 31, 2019 and is included in due to affiliates.

    The Company has entered into an Expense Sharing and Support agreement with RIM. Under this agreement, RIM agrees to compensate the Company for providing marketing, distribution and client service activities with respect to the RIC and RIF funds. For the year ended December 31, 2019 these fees were $104,684,364 and are recorded as distribution and shareholder servicing fee revenue. Amounts due from RIM at December 31, 2019 were $231,861 which are included as an offset in due to affiliates.

    The Company has entered into a sales support agreement and a distribution agreement with RIC. Substantially all fees received in connection with these agreements are remitted to financial intermediaries. For the year ended December 31, 2019, these fees were $20,631,067 and are recorded as distribution and shareholder servicing fee revenue. Amounts receivable for these services were $1,633,946 at December 31, 2019 and are presented as distribution fees receivable.

    The Company allocates rent expense for certain office space occupied by affiliates. Allocated rent for the year ended December 31, 2019 was $103,088 and is included as an offset in occupancy and office expense. Amounts receivable for this allocated rent was $7,268 at December 31, 2019 and is included in prepaid expenses and other.

7. **Net Capital and Reserve Requirements**

    The Company is subject to the Securities and Exchange Commission's uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain net capital equal to the

greater of 2% of aggregate debit items or $250,000. At December 31, 2019, the Company has net capital of $3,758,917 which is $3,508,917 in excess of its minimum net capital requirement of $250,000.

The Company operates under the provisions of Section (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, claims exemption from the provisions of that Rule.

8.   **Commitments**

The Company leases office space under noncancelable lease agreements expiring between 2020 and 2027. The Company classified these leases as operating leases. The operating leases have a weighted-average remaining lease term of 5.64 years and generally contain renewal options, the optional periods ranging from 1 to 5 years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of common area maintenance costs such as cleaning, electrical and security. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. These leases provide for annual rental increases based on various price indices. Total rent expense, inclusive of corporate office space rent allocations and occupancy charges, recorded by the Company for the year ended December 31, 2019 was $1,516,194 and is included in occupancy and office expense. The Company received sublease rental income of $343,609 for the year ended December 31, 2019.

Other information related to leases as of December 31, 2019 was as follows:

Supplemental cash flow information

Cash paid for amounts included in the measurement of operating lease liabilities	$	502,725
ROU assets obtained in exchange for operating lease obligations, less reduction in accrued expenses and other liabilities		1,453,152
Reductions to ROU assets resulting from reductions to operating lease obligations		(349,907)
Weighted average discount rate		5.77%

At December 31, 2019, the Company's remaining maturities of lease liabilities is as follows:

Years Ending December 31,

2020	$	494,146
2021		149,017
2022		123,137
2023		126,061
2024		129,055
Thereafter		394,058
	$	1,415,474

At December 31, 2019, the Company expects to receive minimum sub-lease payments related to a noncancelable operating leases is as follows:

Years Ending December 31,

2020	$	362,971
2021		61,747
	$	424,718

9. **Concentration of Risk**

Substantially all revenue earned and accounts receivable outstanding of the Company is generated from transactions with affiliated entities.

10. **Guarantees**

In the normal course of business, the Company enters into contracts that contain a variety of representations that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote.

11. **Contingencies**

The Company has various claims and legal matters occurring in the normal course of business, which management, based upon the advice of legal counsel, does not expect to have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

12. **Subsequent Events**

The Company has performed an evaluation of subsequent events through February 26, 2020 which is the date the financial statements were issued. Subsequent to year end, the Company declared and paid dividends of $2,500,000.